Exhibit 1

NEWS RELEASE FOR IMMEDIATE RELEASE

Agrium Appoints Marianne Harris to Board of Directors

August 7, 2014

Calgary, Alberta – Agrium Inc. (TSX and NYSE: AGU) announced today that its Board of Directors has appointed M. Marianne Harris as an independent director of the Corporation, effective September 1, 2014. Ms. Harris’ appointment expands the Board to 12 directors, 11 of whom are independent directors. Ms. Harris will be a member of each of the Board’s Audit and Human Resources and Compensation committees.

“Marianne’s 30 years of global advisory experience across the financial services and select industries will add a valuable perspective to our Board of Directors,” commented Agrium’s Chair of the Board, Victor Zaleschuk. “We are extremely glad to have Marianne join the Board and look forward to benefitting from her judgment and counsel.”

Ms. Harris brings extensive financial industry experience gained from 30 years of advisory work in Canada and the U.S., including her leadership roles at Merrill Lynch. Currently, Ms. Harris is on the Board of Directors for Sun Life Financial Inc. and Sun Life Assurance Company of Canada and is Chair of the Board and a member of the Finance and Audit Committee of the Investment Industry Regulatory Organization of Canada (“IIROC”) where she has extensive experience in governance and regulatory policy. Prior to 2013, Ms. Harris was Managing Director at the Bank of America Merrill Lynch and President of Corporate and Investment Banking at Merrill Lynch Canada Inc. Before joining Merrill Lynch, Ms. Harris was Head of the Financial Institutions Group at RBC Capital Markets.

Ms. Harris is a member of the Dean’s Advisory Council for the Schulich School of Business and the Advisory Council for The Hennick Centre for Business and Law. She is also a director and Chair of the Investment Committee for the Princess Margaret Cancer Foundation. Ms. Harris has a Master of Business Administration from the Schulich School of Business and a Juris Doctorate from Osgoode Hall Law School.

About Agrium

Agrium Inc. is a major Retail supplier of agricultural products and services in North America, South America and Australia and a leading global Wholesale producer and marketer of all three major agricultural nutrients and the premier supplier of specialty fertilizers in North America. Agrium’s strategy is to provide the crop inputs and services needed to feed a growing world. We focus on maximizing shareholder returns by driving continuous improvements to our base businesses, pursuing value-added growth opportunities across the crop input value chain and returning capital to shareholders.

FOR FURTHER INFORMATION:

Investor/Media Relations:

Richard Downey, Vice President, Investor & Corporate Relations

(403) 225-7357

Todd Coakwell, Director, Investor Relations

(403) 225-7437

Louis Brown, Analyst, Investor Relations

(403) 225-7761

Contact us at: www.agrium.com